[redacted]

15046963

*AB
3/4

"PUBLIC"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westport Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Willis North America, 3001 Summer St., 3rd Floor
(No. and Street)

Stamford (City) | CT (State) | 06905 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeanne Rene Heller | (203) 653-2432 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith & Brown PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 9th Floor (Address) | New York (City) | NY (State) | 10018 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/4/15

OATH OR AFFIRMATION

I, Jeanne Rene Heller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westport Financial Services, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Jeanne R Heller
Signature

President
Title

Lori Dufour
Notary Public
Date Commission Expires: 11/30/2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Westport Financial Services, L.L.C.

(A Wholly Owned Subsidiary of Willis North America Inc.)

Statement of Financial Condition

December 31, 2014

Westport Financial Services, LLC

Contents

WithumSmith+Brown, PC
AUDIT • TAX • ADVISORY

1411 Broadway, 9th Floor
New York, New York 10018 USA
212 751 9100 . fax 212 750 3262
www.withum.com

Additional offices in New Jersey, Pennsylvania, Maryland, Florida, Colorado and Grand Cayman

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Westport Financial Services, LLC

We have audited the accompanying statement of financial condition of Westport Financial Services, LLC as of December 31, 2014. This financial statement is the responsibility of Westport Financial Services, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Westport Financial Services, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 23, 2015

Westport Financial Services, LLC

Statement of Financial Condition
December 31, 2014

ASSETS	
Cash	$1,314,930
Receivable from Parent	67,491
Prepaid expenses	23,802
TOTAL ASSETS	**$1,406,223**
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Deferred compensation liability	$ 40,895
TOTAL LIABILITIES	40,895
MEMBER'S EQUITY	1,365,328
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$1,406,223**

The accompanying notes are an integral part of these financial statements.

1. Organization

Westport Financial Services, LLC (the "Company") is wholly owned by Westport HRH, LLC, which is owned by Willis North America Inc. (together the "Parent"). The Company is a limited liability company formed under the Delaware Limited Liability Company Act. The Company is a broker-dealer registered with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and is licensed to provide for the sale of variable annuities, individual variable life, variable corporate-owned life insurance, variable bank-owned life insurance and mutual funds.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The statement of financial condition represents the operating assets and liabilities of the Company. All revenues and expenses in the statement of operations have been taken from the separate records or identified costs maintained by the Company with the exception of the allocation of certain expenses incurred by the Parent for the benefit of the Company. The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company. Therefore, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

Cash

The Company maintains its cash balance in a bank account with one financial institution. At various times throughout the year, the Company maintained cash balances in excess of Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses on such accounts. The amount at December 31, 2014 in excess of this limit was $1,064,930.

Commission Income and Commission Expense

The Company receives commission income from insurance carriers based on the sale of variable annuities, individual variable life, variable corporate-owned life insurance, variable bank-owned life insurance and mutual funds by its representatives. As premiums are billed and collected directly by the insurance carrier, the Company recognizes commission income when due from the insurance carrier. The Company's representatives, which include employees of the Parent and independent contractors, are paid a commission up to 90% of all commission income. Accordingly, the Company records commission expense when commission income is recognized.

Income Taxes

The Company is a single member LLC that has not elected to be treated as a corporation and accordingly is not subject to United States federal income tax at the entity level, but is subject to limited state income taxes. The Company's owner, the Parent, is required to take into account each item of the Company's income, gain, loss, deduction, and credit for the taxable year. The Company incurred no interest or penalties, has no open years prior to 2011, and has no unrecognized tax benefits at December 31, 2014.

Use of Estimates

The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3. Related-Party Transactions

Allocated expenses
The Parent provides the Company with management, accounting, and recordkeeping services and allocates these costs to the Company. The Company recorded $156,126 of allocated management and administration expense for the year ended December 31, 2014. At December 31, 2014, the Company recorded a receivable of $67,491 from the Parent for allocated management and accounting services paid in advance. The Company made distributions to the Parent of $71,109 on January 22, 2015 and $1,000 on February 6, 2015.

Deferred Compensation Plan
The Parent maintains a deferred compensation plan (the "Plan") for the benefit of employees. The Plan is funded at the discretion of employees, as defined in the Plan. Effective January 1, 2013, the Parent transferred to the Company a deferred compensation liability representing amounts previously due to an employee under the Plan. As of December 31, 2014 the liability was $40,895. The offsetting assets are recorded as a receivable due from the Parent.

4. Concentrations

For the year ended December 31, 2014, the Company had commission income from the product of one insurance carrier that accounted for approximately 91% of total commission income. In addition, for the year ended December 31, 2014, approximately 99% of total commission income, and 99% of total compensating commission expenses was generated through referrals of one third party representative.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and is required to maintain a minimum amount of regulatory net capital as defined under such provisions. At December 31, 2014, the Company had net capital of $1,274,035 which was $1,269,035 in excess of its minimum net capital requirement of $5,000.